                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

--------------------------------------------------------------------------------

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                          Bergen Brunswig Corporation
                               (Name of Issuer)

                Class A Common Stock, Par Value $1.50 per Share
                        (Title of Class of Securities)

                                   083739102
                                (CUSIP NUMBER)

                           William D. Sprague, Esq.
                        AmeriSource Health Corporation
                         1300 Morris Drive, Suite 100
                          Chesterbrook, PA 19087-5594
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                March 16, 2001
            (Date of Event which Requires Filing of this Statement)

--------------------------------------------------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_]

                                 SCHEDULE 13D
CUSIP NO.    083739102                                     Page 1 of [6] Pages
         -----------------

--------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      AmeriSource Health Corporation IRS Identification NO. 23-2546940
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
     Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          26,961,420(1)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             5,964,397(2)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          26,961,420(3)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      32,925,817(4)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      24.3%(5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      CO
------------------------------------------------------------------------------

        (1) Includes shares that AmeriSource Health Corporation would acquire pursuant to the exercise of the option under the Stock Option Agreement described in this Schedule 13D. This option is not currently exercisable, and until such time as the option is exercised, AmeriSource expressly disclaims any beneficial ownership of the shares of Issuer Common Stock covered by the option.

         (2) Includes shares, and options to purchase shares, which may be beneficially owned by AmeriSource Health Corporation pursuant to the Support/Voting Agreements described in this Schedule 13D. AmeriSource expressly disclaims any beneficial ownership of the shares of Issuer Common Stock which are covered by the Support/Voting Agreements.

         (3) Includes shares that AmeriSource Health Corporation would be able to dispose of upon exercise of the option pursuant to the Stock Option Agreement.

         (4) Includes shares that AmeriSource Health Corporation would acquire pursuant to the exercise of the option under the Stock Option Agreement and the shares beneficially owned by AmeriSource Health Corporation pursuant to the Support/Voting Agreements.

         (5) Based on 135,484,524 shares of Bergen Brunswig Corporation common stock issued and outstanding as of March 15, 2001.

------------------------------------------------------------------------------

                                  SCHEDULE 13D

ITEM 1.    SECURITY AND ISSUER

          The class of equity securities to which this statement on Schedule 13D (the "Schedule 13D") relates is the Class A common stock, par value $1.50 per share (the "Issuer Common Stock"), of Bergen Brunswig Corporation, a New Jersey corporation (the "Issuer" or "Bergen") with its principal executive offices located at 4000 Metropolitan Drive, Orange, California 92868-3510.

ITEM 2.    IDENTITY AND BACKGROUND

          The person listed in number 1 below is the person filing this Schedule 13D.

1. a AmeriSource Health Corporation ("AmeriSource") is a Delaware corporation.

        b The address of the principal executive offices of AmeriSource is 1300 Morris Drive, Suite 100, Chesterbrook, Pennsylvania 19087-5594.

        c AmeriSource is a leading distributor of pharmaceutical and related healthcare products and services, and the industry's largest provider of pharmaceuticals to acute care/health systems customers. Headquartered in Valley Forge, Pennsylvania, AmeriSource serves its base of about 15,000 customer accounts through a national network of 21 strategically located drug distribution facilities.

        d During the last five years, AmeriSource has not been convicted in a criminal proceeding.

        e During the last five years, AmeriSource has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Information regarding the directors and executive officers of AmeriSource is set forth on Schedule I attached hereto. Except as indicated, all of the directors and executive officers of AmeriSource are U.S. citizens. During the last five years, to the knowledge of AmeriSource, no person named on
Schedule I has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          On March 16, 2001, AmeriSource, the Issuer, AABB Corporation, a Delaware corporation 50% owned by each of AmeriSource and the Issuer ("Parent"), A-Sub Acquisition Corp., a Delaware corporation and a direct wholly owned subsidiary of Parent ("AmeriSource Merger Sub"), and B-Sub Acquisition Corp., a New Jersey corporation and a direct wholly owned subsidiary of Parent ("Bergen Merger Sub"), entered into an Agreement and Plan of Merger (the "Merger Agreement").

          Pursuant to the Merger Agreement, Parent will acquire all of the common stock of each of AmeriSource and the Issuer through the merger of the AmeriSource Merger Sub with and into AmeriSource and the merger of Bergen Merger Sub with and into Bergen and the shareholders of each of AmeriSource and the Issuer will receive shares of common stock of Parent in respect of their interests in AmeriSource and the Issuer.

          As a result of the mergers, (i) each issued and outstanding share of AmeriSource common stock will be converted into and represent the right to receive one share of common stock, par value $0.01 per share, of Parent, and
(ii) each issued and outstanding share of Issuer common stock will be converted into and represent the right to receive 0.37 shares of common stock, par value $0.01 per share, of Parent.

          In connection with the Merger Agreement and in consideration thereof, certain shareholders who are executive officers and directors of the Issuer (the "Shareholders"), entered into Support/Voting Agreements (See Item 4). AmeriSource did not pay additional consideration to the Shareholders in connection with the execution and delivery of the Support/Voting Agreements. In addition, the Shareholders granted AmeriSource an irrevocable proxy with respect to the shares covered by the Support/Voting Agreements.

          As a further inducement for AmeriSource to enter into the Merger Agreement and in consideration thereof, AmeriSource and the Issuer entered into a Stock Option Agreement (See Item 4) pursuant to which the Issuer granted to AmeriSource an option (the "Option") to purchase up to 26,961,420 shares of Issuer Common Stock (the "Option Shares"). The Option has an exercise price of $17.9376 per share, payable in cash.

          References to, and descriptions of, the mergers, the Merger Agreement, the Support/Voting Agreements and the Stock Option Agreement as set forth herein are qualified in their entirety by reference to (i) the Merger Agreement, which is filed as Exhibit 2.1 to the AmeriSource Form 8-K, filed on March 19, 2001 and listed as Exhibit 1 hereto, (ii) the Stock Option Agreement which is attached hereto as Exhibit 2 and (iii) the Support/Voting Agreements which are attached hereto as Exhibits 3 and 4, and each of them is incorporated herein in their entirety where such references and descriptions appear.

ITEM 4.    PURPOSE OF TRANSACTION

        (a) -(b) As described more fully in Item 3 above, this Schedule 13D relates to the mergers and the transactions contemplated by the Merger Agreement among AmeriSource, the Issuer, Parent, AmeriSource Merger Sub and Bergen Merger Sub. As an inducement to AmeriSource to enter into the Merger Agreement, each Shareholder who is a party to a Support/Voting Agreement agreed to vote all Issuer Common Stock beneficially owned by it (with respect to each Shareholder, the "Shares") as described below.

          Pursuant to each Support/Voting Agreement, each Shareholder has agreed, at any meeting of the shareholders of Bergen and at any adjournment thereof, at which the Merger (as defined in the Support/Voting Agreement), the Merger Agreement, all agreements related to the Merger, any actions related thereto and/or the transactions contemplated thereby and/or any Bergen Competing Transaction (as defined in the Merger Agreement) are submitted for the consideration and vote of the shareholders of Bergen, to (i) vote such Shares in favor of the approval and adoption of the Merger, the Merger Agreement, all agreements related to the Merger, any actions related thereto and/or the transactions contemplated thereby and that the Shareholder will not vote such Shares in favor of the approval of any (i) Bergen Competing Transaction during the term of the Support/Voting Agreement, (ii) reorganization, recapitalization, liquidation or winding up of Bergen or any other extraordinary transaction involving Bergen, other than as contemplated by the Merger Agreement, (iii) corporate action the consummation of which would frustrate the purpose or prevent or delay the consummation of the transactions contemplated by the Merger Agreement, or (iv) other matters relating to, or in connection with, any clauses
(i) through (iii) above. The Support/Voting Agreement terminates on the earlier of (i) the date on which the Merger Agreement is terminated or (ii) the Effective Time (as defined in the Merger Agreement). As part of the Support/Voting Agreement, each Shareholder delivered an irrevocable proxy to AmeriSource granting it the right to vote such Shareholder's shares of Issuer Common Stock in the manner contemplated above.

          Pursuant to the Stock Option Agreement, Bergen granted an option to AmeriSource to purchase up to 26,961,420 shares of Issuer Common Stock. AmeriSource may exercise the Option, in whole or in part, at any time or from time to time, during the period commencing from the time a Purchase Event (as defined in the Stock Option Agreement) shall have occurred and terminating 5:00 p.m. New York City Time on the date which is 180 days following the occurrence of the Purchase Event, whereupon the Option, to the extent it shall not have been exercised, shall terminate and be of no further force and effect.

          The Stock Option Agreement shall terminate, if but only if no Purchase Event shall have occurred prior thereto, upon the occurrence of any of the following, as applicable: (i) at the Effective Time of the Merger, or (ii) upon the termination of the Merger Agreement prior to the occurrence of a Purchase Event, unless, in the case of this clause (ii) AmeriSource has the right to receive a termination fee pursuant to Section 8.5(b)(i) of the Merger Agreement following such termination upon the occurrence of certain events, in which case the Option will not terminate until the later of (x) 180 days following the time such termination fee becomes payable and (y) the expiration of the period in which an event may occur which would result in AmeriSource having the right to receive a termination fee pursuant to Section 8.5(b)(i) of the Merger Agreement.

          Notwithstanding the termination of the Option, AmeriSource shall be entitled to purchase those Option Shares with respect to which it has exercised the Option in accordance with the terms of the Stock Option Agreement prior to the termination of the Option. The termination of the Option shall not affect any rights under the Stock Option Agreement which by their terms extend beyond the date of such termination.

          If AmeriSource is entitled to and wishes to exercise the Option, it shall deliver to Bergen a written notice, the requirements of which are set forth in the Stock Option Agreement.

          At any time within two years after a Closing (as defined in the Stock Option Agreement), Bergen shall, if requested by AmeriSource or any affiliate of AmeriSource that is a beneficial owner of Option Shares (each, a "Holder"), as expeditiously as possible file a registration statement on a form for general use under the Securities Act of 1933, as amended, if necessary in order to permit the sale or other disposition of Option Shares in accordance with the intended method of sale or other disposition requested by any such Holder.

        (c) The consummation of the transactions contemplated by the Merger Agreement will result in both AmeriSource and Bergen becoming wholly owned subsidiaries of Parent, with each of their respective shareholders becoming shareholders of Parent.

        (d)  Not applicable.

        (e)  None.

        (f) The consummation of the transactions contemplated by the Merger Agreement will result in both AmeriSource and Bergen becoming wholly owned subsidiaries of Parent, with each of their respective shareholders becoming shareholders of Parent.

        (g) At the Effective Time (as defined in the Merger Agreement), by virtue of the Bergen Merger (as defined in the Merger Agreement), the Certificate of Incorporation and Bylaws of Bergen Surviving Corporation (as defined in the Merger Agreement) shall be amended and restated such that they are substantially in the form of the Certificate of Incorporation and Bylaws of Bergen Merger Sub (as defined in the Merger Agreement) prior to the Effective Time, except that the name of Bergen Surviving Corporation shall be Bergen Brunswig Corporation.

        (h) -(i) If the Merger is consummated as planned, the Issuer Common Stock will be deregistered under the Securities Exchange Act of 1934 and cease to be listed on the New York Stock Exchange.

        (j) Except as set forth above, AmeriSource has not currently formulated any definitive plans or proposals which relate to or would result in any action similar to any of those enumerated above.

        The beneficial ownership of shares of Issuer Common Stock is acquired pursuant to the Support/Voting Agreements and the Stock Option Agreement, which were entered into in connection with the Merger Agreement.

        References to, and descriptions of, the Merger, the Merger Agreement, the Support/Voting Agreements and the Stock Option Agreement as set forth herein are qualified in their entirety by reference to (i) the Merger Agreement, which is filed as Exhibit 2.1 to the AmeriSource Form 8-K, filed on March 19, 2001 and listed as Exhibit 1 hereto, (ii) the Stock Option Agreement which is attached hereto as Exhibit 2 and (iii) the Support/Voting Agreements which are attached hereto as Exhibits 3 and 4, and each of them is incorporated herein in their entirety where such references and descriptions appear.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

        (a) -(b) As a result of the Support/Voting Agreements, AmeriSource may be deemed to be the beneficial owner of 5,964,397 shares of Issuer Common Stock. Those shares of Issuer Common Stock constitute approximately 4.4% of the issued and outstanding shares of Issuer Common Stock based on the number of shares of Issuer Common Stock issued and outstanding as of March 15, 2001. AmeriSource may be deemed to have shared power to vote the Shares with respect to those matters described above. However, AmeriSource (i) is not entitled to any rights as a shareholder of the Issuer as to the Shares and (ii) disclaims any beneficial ownership of the shares of Issuer Common Stock which are covered by the Support/Voting Agreements. AmeriSource does not have the power to dispose of the Shares.

        In addition, AmeriSource may be deemed to be the beneficial owner of 26,961,420 shares of Issuer Common Stock pursuant to the Stock Option Agreement.

        Except as set forth on Schedule II, to the knowledge of AmeriSource, no director or executive officer of AmeriSource beneficially owns any shares of Issuer Common Stock.

        (c) To the knowledge of AmeriSource, no transactions in the class of securities reported have been effected during the past sixty days by any person named pursuant to Item 2.

        (d) To the knowledge of AmeriSource, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer.

        (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Other than the Merger Agreement, the Support/Voting Agreements and the Stock Option Agreement, to the knowledge of AmeriSource, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.    MATERIALS TO BE FILED AS EXHIBITS

           Exhibit Description

        1 Agreement and Plan of Merger, dated as of March 16, 2001, among AABB Corporation, AmeriSource Health Corporation, Bergen Brunswig Corporation, A-Sub Acquisition Corp. and B-Sub Acquisition Corp.(which is incorporated herein by reference to Exhibit 2.1 to AmeriSource Health Corporation's Form 8-K filed on March 19, 2001).

        2 Stock Option Agreement, dated as of March 16, 2001, between Bergen Brunswig Corporation, as Issuer, and AmeriSource Health Corporation, as Grantee.

        3 Support/Voting Agreement, dated as of March 16, 2001, between AmeriSource Health Corporation and Robert E. Martini.

        4 Support/Voting Agreement, dated as of March 16, 2001, between AmeriSource Health Corporation and Neil F. Dimick.

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and accurate.

March 22, 2001             AMERISOURCE HEALTH CORPORATION


                           By: /s/ William D. Sprague
                           --------------------------------
                           Name: William D. Sprague
                           Title: Vice President,
                           General Counsel and
                           Secretary

                                   SCHEDULE I


                         AMERISOURCE HEALTH CORPORATION
                                   DIRECTORS

                                                                                PRESENT PRINCIPAL OCCUPATION and PRESENT
NAME                                                  OFFICE                                BUSINESS ADDRESS

R. David Yost                         Chairman of the Board                   Chairman and Chief Executive Officer of
                                      and Chief Executive Officer             AmeriSource Health Corporation
                                      (since December 2000)                   1300 Morris Drive, Suite 100
                                                                              Chesterbrook, PA  19087-5594

Bruce C. Bruckmann                    Director (since 1992)                   Managing Director of Bruckman, Rosser,
                                                                              Sherrill & Co., Inc.
                                                                              126 East 56th Street
                                                                              New York, NY  10022

Richard C. Gozon                      Director (since 1994)                   Executive Vice President of
                                                                              Weyerhaeuser Company
                                                                              33663 Weyerhaeuser Way South
                                                                              Federal Way, WA  98003

Edward E. Hagenlocker                 Director (since 1999)                   Retired Vice Chairman of
                                                                              Ford Motor Company
                                                                              39400 North Woodward Avenue
                                                                              Suite 165
                                                                              Bloomfield Hills, MI  48304

Lawrence C. Karlson                   Vice Chairman and Lead Director         Private Investor
                                      (since December 2000)                   2401 Casas De Marbella Drive
                                                                              Palm Beach Gardens, FL  33410

George H. Strong                      Director (since 1994)                   Private Investor
                                                                              946 Navesink River Road
                                                                              Locust, NJ  07760

J. Lawrence Wilson                    Director (since January 2000)           Retired Chairman and Chief Executive
                                                                              Officer of Rohm and Haas Company
                                                                              175 Stafford Avenue
                                                                              Suite One
                                                                              Wayne, PA 19087

Barton J. Winokur                     Director (since 1990)                   Chairman of Dechert
                                                                              1717 Arch Street, 40th Floor
                                                                              Philadelphia, PA  19103

               AMERISOURCE HEALTH CORPORATION EXECUTIVE OFFICERS

NAME                                         PRESENT BUSINESS ADDRESS              PRESENT PRINCIPAL OCCUPATION
R. David Yost                         1300 Morris Drive, Suite 100            Chairman and Chief Executive Officer
                                      Chesterbrook, PA  19087-5594            (since December 2000)

Kurt J. Hilzinger                     1300 Morris Drive, Suite 100            President and Chief Operating Officer
                                      Chesterbrook, PA  19087-5594            (since December 2000)

George L. James, III                  1300 Morris Drive, Suite 100            Vice President and Chief Financial
                                      Chesterbrook, PA  19087-5594            Officer (since May 1999)

William D. Sprague                    1300 Morris Drive, Suite 100            Vice President, General Counsel and
                                      Chesterbrook, PA  19087-5594            Secretary (since November 1998)

                                  SCHEDULE II
                       BENEFICIAL OWNERSHIP OF SHARES OF
                          BERGEN BRUNSWIG CORPORATION
                                [CONFIRM IF ANY]

R. David Yost, Chairman and Chief Executive Officer of AmeriSource, beneficially owns 2,624 shares of Issuer Common Stock.